AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

January 9, 2012

VIA EDGAR AND HAND DELIVERY

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2010

Filed March 23, 2011

Response dated December 16, 2011

File No. 1-33159

Dear Mr. Decker:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated December 23, 2011, setting forth comments to our response letter dated December 16, 2011. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2010

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We acknowledge the Staff’s comment. We have set forth our proposed disclosure revisions pursuant to the Staff’s comments in this letter and will include the revisions in our future filings, including our interim filings, if applicable.

2.                                       Please provide a signed, written statement from the company acknowledging the three bullets at the end of this letter.

Response:

We acknowledge the Staff’s comment and have enclosed a signed written statement acknowledging the three bullets at the end of the letter dated December 23, 2011.

Financial statements

Notes to the Financial Statements

Note 1. General

Genesis Transaction, page F-9

3.                                       We note your response to comment eight in our letter dated December 8, 2011. Please further expand your disclosures to explain how you were able to pay significantly less than the fair market value of the net assets acquired in the Genesis transaction. Refer to ASC 805-30-50-1(f)(2).

Response:

We acknowledge the Staff’s comment and in future filings we will include the following expanded disclosure:

The significant amalgamation gain resulted from the difference between the consideration paid and the fair value of net assets acquired as of March 25, 2010. The consideration for Genesis consisted of a fixed number of shares (one for one), which was agreed upon on September 18, 2009. The trading price of our shares and Genesis’ shares was $8.81 and $8.45, respectively, on September 17, 2009. Due to the market conditions, both AerCap’s and Genesis’ share prices were trading at distressed levels and significantly below the book value of the shares. Subsequently, the consideration paid was determined by the trading price of our shares on the closing date of the transaction (March 25, 2010), multiplied by the agreed upon fixed number of shares. On March 25, 2010, the trading price of our shares was $10.83, which was still lower than the book value of our shares. This distressed share price multiplied by the fixed number of shares, resulted in a consideration paid of $372.3 million, which was significantly less than the fair market value of the net assets acquired of $403.4 million.

Note 9. Intangible Assets, page F-26

4.                                       We note your response to comment 14 in our letter dated December 8, 2011. Please help us understand why the elimination of valuation allowances and the corresponding deferred tax effect would result in a reduction to the lease premiums intangible assets amount recorded.

Response:

We respectfully advise the Staff that the elimination of the valuation allowances for Ireland and the U.S. occurred in the year ended December 31, 2006 and is further disclosed in the tax foot note on pages F-39 and F-40 of the 2006 20-F. In 2006, we used the following extract from FAS 109 paragraph 30, which was applicable at the time and therefore the elimination of the valuations allowances and the corresponding deferred tax effect resulted in a reduction to the lease premiums intangible.

“If a valuation allowance is recognized for the deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carry forwards at the acquisition date, the tax benefits for those items that are first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense.”

Note 16. Income Taxes, page F-39

5.                                       We note your response to comment 15 in our letter dated December 8, 2011. Please further expand your disclosures to explain the nature of significant items included in the tax on global activities line item in your reconciliation of statutory income tax expense to actual income tax expense. As part of note (c), you have provided a breakdown of the tax variance as a result of global activities by country. For any country with significant differences, please explain the reasons for these differences. Refer to ASC 740-10-50-12.

Response:

We respectfully advise the Staff that we do not have significant differences between the local statutory income tax expense and the actual income tax expense for our material countries (The Netherlands, Ireland and Isle of Man), as included in the tax on global activities line item. The differences between the local statutory income tax expense and the actual income tax expense for the other countries (United States and Sweden) are not material. We will enhance the previous suggested note (c) and will include in our future form 20-F filings as follows:

	Year ended December 31, 2010
	Pre-tax income (loss)	Local statutory tax rate (1)	Variance to Dutch statutory tax rate of 25.0%	Tax variance as a result of global activities (2)
Tax jurisdiction
The Netherlands	$(82,567)	25.0%	0.0%	$—
Ireland	147,571	12.5%	(12.5)%	(18,446)
United States of America	(7,696)	37.6%	12.6%	(970)
Sweden	26	19.0%	(6.0)%	(2)
Isle of Man	124,878	0.0%	(25.0)%	(31,220)
	$182,212			$(50,638)
Income arising from not taxable items	76,650
Income from continuing operations before income taxes	$258,862

(1)          The local statutory income tax expense for our significant tax jurisdictions (The Netherlands, Ireland and Isle of Man) does not differ from the actual income tax expense.

(2)          The tax variance as a result of global activities is mainly caused by our operations in countries with a lower statutory tax rate than the statutory tax rate in The Netherlands.

Note 19. Segment Information

Geographical Information, page F-48

6.                                       We note your response to comment 16 in our letter dated December 8, 2011. In addition to disclosing any individual foreign country with material lease revenues and long-lived assets, please also separately present lease revenues and long-lived assets attributable to the Netherlands, which is your country of domicile. Refer to ASC 280-10-50-41.

Response:

We respectfully advise the Staff that we do not have any lease revenues and long-lived assets attributable to the Netherlands and we will expand our disclosure in our future form 20-F filings as follows:

During the years ended December 31, 2009, 2010 and 2011, no lease revenue and no long-lived assets were attributable to The Netherlands, our country of domicile.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:                                 Douglas Tanner — Milbank, Tweed, Hadley & McCloy LLP

Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP